
Mail Stop 3561

December 17, 2009

Sardar Biglari
Chief Executive Officer
The Steak n Shake Company
36 S. Pennsylvania Street, Suite 500
Indianapolis, Indiana 46204

> **Re:** **The Steak n Shake Company**
> **Schedule 13E-3 relating to Western Sizzlin Corporation**
> **Filed November 18, 2009**
> **File No. 005-54359**
>
> **Form S-4**
> **Filed November 18, 2009**
> **File No. 333-163192**

Dear Mr. Biglari:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please provide us with an analysis as to why Mr. Jonathan Dash and Mr. John Linnartz are not filing persons. In the alternative, please add them as filing persons. Please refer to Section III of Release No. 34-17719 and Compliance and Disclosure Interpretation 201.05 (available on our website) for additional guidance.

2.   Please note that if a filing person is added based on the above comment, he would be required to comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Each new filing person must include a statement as to whether such person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching the conclusion. See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 34-17719 (Apr. 19, 1981).

Introduction, page 1

3.   Please revise the second full paragraph to remove any and all indications that the filing persons had no obligation to file the Schedule 13E-3 or that its filing does not constitute an admission by any filing person that it is an affiliate of Western Sizzlin. Similarly, revise the section captioned "Position of the Schedule 13E-3 Filing Persons as to the Fairness of the Merger Agreement and the Merger" on page 7 to remove the reference to a "potential interpretation" of our rules and to affirm that the "Schedule 13E-3 Filing Persons" **are** engaged in a going private transaction and that they **are** required to make a fairness determination.

Item 9, page 9

4.   Please ensure that the disclosure appearing under Item 9(c) is provided to security holders in the registration statement.

Form S-4 filed on November 18, 2009

General

5.   Please revise throughout the document to indicate a consistent compensation per share. You indicate in various places throughout the document that the compensation per Western Sizzlin share will be either $8.07 or $8.08 per share.

Prospectus Cover Page

6.   It appears that the cross-reference to the risk factors section may not be highlighted. Please revise to highlight it using bold or other prominent type. See Item 501(b)(5) of Regulation S-K.

Inside Front Cover Page of Prospectus

7.   It appears that the date by which security holders must request information incorporated by reference may not be highlighted. Please revise to highlight this statement by print type or otherwise. See Item 2(2) of Part I.A of Form S-4.

<u>Summary, page 1</u>

8.   Please provide the information required by Items 3(f) and (g) of Form S-4.

9.   When discussing the amount and percent of shares owned by officers and directors of Western Sizzlin, also state the vote required for approval of the proposed transaction. See Item 3(h) of Form S-4.

10.   With a view toward revised disclosure, please tell us why you state the merger consideration to an amount "not exceeding" $22,959,000. Will there be an adjustment to the consideration? If so, what are the bases for such an adjustment?

11.   We note your statement on page 7 that the "Schedule 13E-3 Filing Persons did not engage the services of a financial advisor in connection with the proposed merger." The statement appears to conflict with your disclosure of the services provided by B. Riley and Duff & Phelps. Please advise or revise.

12.   Please update your disclosure in the last paragraph of page 7 as it relates to the "go-shop" period which appears to be over.

<u>Questions and Answers about the Special Meeting and the Merger, page 14</u>

13.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section <u>at the beginning of the disclosure document</u>, following the Summary. See Rule 13e-3(e)(1)(ii). Please relocate this section as well as the sections on pages 20-31.

<u>Risk Factors, page 24</u>

<u>Risk Factors Relating to Steak n Shake and Western Sizzlin, page 24</u>

14.   We note your reference in the opening paragraph about risks found in Western Sizzlin's Form 10-K. Because the Form 10-K and quarterly reports are not incorporated by reference, nor does it appear they are eligible to be incorporated by reference, this reference does not appear to be appropriate. Please revise and include all risks deemed material.

<u>Failure to complete the merger</u>

15.   Please further clarify the first risk factor on page 24. You state that there will be transaction costs "whether or not the merger is completed." Please quantify the transaction costs that will result if the merger is not completed. You also state that "Western Sizzlin is subject to restrictions on the conduct of its business prior to completing the merger…." Please clarify these restrictions.

Selected Historical Consolidated Financial Data of Steak N Shake, page 20

16.   We note your disclosure that Regulation SX does not require you to provide pro forma financial information. Item 13 of Schedule 13E-3, by way of Item 1010(b) of Regulation M-A, requires pro forma financial information if material. We note that Western Sizzlin security holders will continue having an interest in Steak n Shake as a result of receiving subordinated notes as consideration for their shares (i.e., they are not being cashed out). Please provide us with your detailed legal analysis of why you believe pro forma financial information is not required. Alternatively, please provide the disclosure required by the above-referenced Items.

Cautionary Statement Regarding Forward-Looking Statements, page 29

17.   Section 27A of the Securities Act expressly states that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction. Please either remove the references to the Private Securities Litigation Reform Act or make clear, each time you refer to it, that the safe harbor for forward-looking statements does not apply to this filing.

18.   You state in this section that neither Steak n Shake nor Western Sizzlin undertake no obligation to update any forward-looking statements whether as a result of new information, future development or otherwise. Rule 13e-3(d)(2) of the Exchange Act imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise.

Special Factors

Structure of the Merger, page 32

19.   Disclose the market value of the Steak n Shake shares distributed by Western Sizzlin on November 6, 2009.

Background of the Merger, page 33

20.   Please revise to expand the "Background of the Merger" section found on page 34. See Item 6 of Form S-4 and Item 1005(c) of Regulation M-A. The comments below offer some additional guidance.

21.   Please revise your disclosure to indicate why each filing person has chosen to undertake this transaction at this point in time as opposed to other times in your operating history. Refer to Item 1013(c) of Regulation M-A. Consider also Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure. Your disclosure should include any discussions regarding a possible business combination prior to January 8, 2009. We note that a 13(d)(3) group comprised of Western Sizzlin, the Lion Fund, and Messrs. Biglari and Cooley in August 2007 disclosed the acquisition of a substantial portion of Steak n Shake common stock. We also note on page 35 that Olshan represented the 13(d)(3)

group. Please disclose whether Olshan was involved in any merger discussions at that time.

22.   Please address whether or not Western Sizzlin had explored any other alternatives to this merger, prior to entering into the merger agreement and other than the solicitation of alternative acquisition proposals after entering into the merger agreement. For any alternatives pursued, indicate why they were deemed inferior to the merger. Refer to Item 1013(b) of Regulation M-A. Your revised disclosure needs to include the alternatives considered by all the filing persons.

23.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A. For example and without limitation, we note that B. Riley submitted a draft summary of a preliminary analysis of the valuation of Western Sizzlin's common stock to the special committee on August 6, 2009 and representatives of Duff & Phelps discussed the tentative summary results of their review of the value to Steak n Shake of Western Sizzlin with Mr. Reagan on Friday, July 24, 2009 and presented a draft valuation analysis on July 29, 2009, yet there is no summary of these presentations or discussions.

24.   In addition, to the extent these presentations, discussions or reports discussed any specific terms or valuations, please disclose.

25.   Disclose why Mr. Biglari advised the Steak n Shake board, on January 8, 2009, that "further consideration of [the proposed merger] should be deferred."

26.   You state on page 34 that Cline Williams obtained consents from both companies to its continued representation of Western Sizzlin. Please disclose whether any consents were sought or obtained from the special committees.

27.   We note your disclosure that Mr. Biglari suggested that Western Sizzlin first distribute to Western Sizzlin stockholders the shares of Steak n Shake beneficially owned by an investment subsidiary of Western Sizzlin. This distribution appears to have lowered the purchase price per share that Western Sizzlin received from Steak n Shake. We note also that the Western Sizzlin Special Committee and Board of Directors indirectly considered the distribution when considering whether the transaction was fair from a financial point of view. Please provide an analysis as to how this distribution, from an investment subsidiary of Western Sizzlin, was used to reach the conclusion that the merger consideration is fair. Please address this for all filing persons.

28.   In your response, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for the distribution.

Negotiation of the Letter of Intent, page 37

29.	Please disclose the terms discussed in any negotiations held between May 18, 2009 and July 28, 2009. We note your disclosure on page 37 that Messrs. Regan and Cooper had discussions during this period.

30.	Please disclose the meaning of "certain terms" of the proposed debentures as disclosed on page 37, "certain covenants" of the debentures discussed on page 38 and "certain terms" that were included in Western Sizzlin's response to the indication of interest as disclosed on page 38.

31.	Disclose the low, mean and high purchase price per share for Western Sizzlin's common stock as included in B. Riley's draft summary of its preliminary analysis submitted on August 6, 2009, as disclosed on page 39.

Negotiation of the Merger Agreement and Indenture, page 40

32.	Please briefly disclose the terms and conditions of the draft merger agreement that Ice Miller circulated among the Steak n Shake special committee members and the draft of the proposed voting agreements and of the indenture governing the indentures as disclosed on page 40.

33.	On page 41 you disclose meetings and negotiations between September 3, 2009 and October 20, 2009. Please disclose the terms of any drafts and specific terms discussed in negotiations and meetings during this period.

34.	You disclose several beliefs held by the Western Sizzlin board of directors on page 41. You disclose that Western Sizzlin had tried unsuccessfully to negotiate an increase in the purchase price and that Western Sizzlin had not received any competing indications of interest from other interested parties. Please discuss how, despite this, the Western Sizzlin board still felt that a business combination was necessary.

35.	Disclose the duties of and any limitations placed on the authority of the Western Sizzlin special committee and on the Steak n Shake special committee and any arrangements for compensating the individuals who served on the committee. Disclose also the period during which the Western Sizzlin committee served.

36.	We note your disclosure on page 42 that the voting agreements with Lion Fund and Dash Acquisitions were executed on October 22, 2009. With a view toward revised disclosure, please tell us whether there were any negotiations relating to these agreements prior to their execution.

37.   It is unclear how most of the substantive factors beginning on page 43 are elements of fairness to unaffiliated security holders. Please ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party's fairness determination. A listing of the factors considered by the filing person, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate.

38.   Please balance the discussions on page 43 regarding the fairness of the offering price per share with disclosure regarding the historical trading price of Western Sizzlin common stock. We note that in the period following the issuance of the Steak n Shake stock dividend to Western Sizzlin common shareholders, the Western Sizzlin trading price has often exceeded the merger price.

39.   We note your disclosure on page 43 that special committee considered Western Sizzlin's "business, assets, operations, financial condition, strategy and prospects" in making its fairness determination. What about those listed items permitted the special committee to reach the fairness determination?

40.   On page 44 and elsewhere in the prospectus, please delete the discussion concerning "arms-length" negotiations. References to arms-length negotiations are inappropriate in a going private transaction.

41.   We note your disclosure on page 44 that the special committee considered the opinion received from B. Riley and on page 48 that "[o]n the basis of the special committee's recommendation…" Western Sizzlin's board of directors "determined that the merger agreement and the merger were advisable, fair to and in the best interests of Western Sizzlin and its stockholders." Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others such person must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation. Refer to Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). Apply this comment to the fairness determination made by the other filing persons.

42.   We note your disclosure in the third full bullet point on page 44 that Western Sizzlin's security holders "would no longer be subject to the market, economic and other risks which arise from owning an equity interest in a public company." Given that the consideration is subordinated debt in a public company, it is unclear how this is a reason supporting a fairness determination. Please advise or revise.

Opinion of the Financial Advisor of the Western Sizzlin Special Committee, page 48

43.   Please address here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor's opinion was able to reach the fairness determination as to the unaffiliated security holders given that the financial advisor's

fairness opinion addressed fairness with respect to the consideration to be received by Western Sizzlin's stockholders pursuant to the merger agreement, rather than all security holders unaffiliated with Western Sizzlin.

44.   We note references in this section and others to projected financial data of Western Sizzlin that was evaluated by B. Riley. Please disclose all financial projections in an appropriate location of the disclosure document.

45.   We note your statement on page 49 that B. Riley "reviewed non-public internal financial information and other data prepared by Western Sizzlin and Steak n Shake senior management…." Please note that any non-public information used by B. Riley in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor's reliance upon those materials was reasonable. This comment also applies to any non-public information provided to Duff & Phelps, as discussed on page 61.

46.   Briefly describe any limitations Western Sizzlin and/or the special committee placed on the scope of B. Riley's opinion.

47.   We note that B. Riley reviewed the San Antonio Appraisal. Please provide us your analysis as to whether this report is subject to the requirements of Items 1015 and 1016 of Regulation M-A.

48.   Please ensure that each report describes the purpose of each analysis and why particular measures, multiples and ratios were chosen for analysis. If applicable, please include the underlying data, including any mean, average, high and low values and any comparable values for Western Sizzlin that were considered. Disclose any underlying assumptions used in each analysis and the basis for these assumptions. In addition, for each report, please disclose any selection criteria for analyzed companies or transactions, identify the companies and transactions that met your selection criteria, and disclose any companies or transactions that were excluded and the reasons for their exclusion. Please disclose the results of each analysis and compare the aggregated results for each Western Sizzlin business unit with the per share consideration in the going private transaction (including, as necessary, the value of the Steak n Shake shares distributed in November 2009 by Western Sizzlin). Additionally revise to describe how the results of each analysis support the fairness conclusion. We note that you have included some of this information for some of the methods of analysis. We may have additional comments after reviewing your response and/or revised disclosure.

Premiums Paid Analysis, page 50

49.   It is unclear what the conclusion of this analysis is. We note that the premium is calculated using Western Sizzlin's closing stock price of $12.75 on August 12, 2009. Address whether or not the merger consideration contained a premium. Explain what is meant by the disclosure "the premiums paid analysis is not a strong benchmark due to the

nature of the transaction structure." What about the nature of the transaction structure makes the premiums paid analysis not a strong benchmark?

Discounted Cash Flows, page 51

50.   Please revise your disclosure to show the discounted cash flows analysis. Also, explain how B. Riley determined that discount rates and EBITDA multiples used were the most appropriate indicators of value in the Discounted Cash Flow Analysis. Finally, explain why the WACC for each business unit is different and explain the meaning of the term "TEV."

Summary Considerations, page 56

51.   Please disclose the methodology B. Riley used to combine the results of the various analyses into the summary tables found on page 56.

52.   It appears that the Steak n Shake shares distributed by Western Sizzlin are valued at $14,736,064 in the aggregate. Please disclose the basis for this valuation.

Additional Consideration, page 56

53.   Please describe any relationships B. Riley had during the past two years with the persons listed in Item 1015(b)(4) of Regulation M-A. Include within your discussion the amount of compensation received during that period. Also, disclose the reasons each financial advisor was selected as required by Item 1015(b)(2) of Regulation M-A. This comment also applies to Duff & Phelps.

Position of Schedule 13e-3 Filing Persons as to the Fairness of the Merger, page 68

54.   Please move this section nearer the beginning of the Special Factors section.

55.   We note that Western Sizzlin Corporation is a 13e-3 filing person. Please revise to include Western Sizzlin as a filing person in your discussion here or in an appropriate location in the disclosure document.

56.   You state on page 68 that the filing persons believe that the merger consideration is both substantively and procedurally fair to the unaffiliated Western Sizzlin stockholders. Please revise your discussions on page 48 and the corresponding discussion on page three of the summary section to be consistent with these determinations.

Interests of Steak n Shake's and Western Sizzlin's Directors and Executive Officers in the Merger, page 70

57.   With a view toward revised disclosure, please tell us whether the current transaction will trigger the potential payment of a change of control payment to any Western Sizzlin director or executive officer and, if so, quantify that payment.

Description of Debentures, page 85

58.   Please disclose the aggregate amount of outstanding indebtedness as of the most recent practicable date that by the terms of such debt securities would be senior to the securities being registered. See Item 202(b)(3) of Regulation S-K and Item 4(a)(3) of Part I.A of Form S-4.

Exhibit 99.3 - Form of Proxy Card

59.   Please revise the form of proxy card to clearly mark it as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

* * * * *

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, the company should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Dana Brown at (202) 551-3859 or Susan Block at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney Advisor

cc: Mark B. Barnes
        Fax: (317) 592-4868